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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          URBAN SHOPPING CENTERS, INC.

                       (Name of Subject Company (Issuer))

                           RODAMCO NORTH AMERICA N.V.
                           RODAMCO NORTH AMERICA B.V.
                           HEXALON REAL ESTATE, INC.
                             HEAD ACQUISITION, L.P.
                             HEAD ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  917060 10 5
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                 GERALD E. EGAN
                            CHIEF EXECUTIVE OFFICER
                           HEXALON REAL ESTATE, INC.
                     950 EAST PACES FERRY ROAD, SUITE 2275
                             ATLANTA, GEORGIA 30326
                           TELEPHONE: (404) 266-1002

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                         ------------------------------

                                                      COPIES TO:

        STEVEN J. GAVIN, ESQ.                  CHARLES W. MULANEY, JR.                EDWARD J. SCHNEIDMAN, ESQ.
           WINSTON & STRAWN                 SKADDEN, ARPS, SLATE, MEAGHER                MAYER, BROWN & PLATT
         35 WEST WACKER DRIVE                     & FLOM (ILLINOIS)                    190 SOUTH LASALLE STREET
       CHICAGO, ILLINOIS 60601                  333 WEST WACKER DRIVE                  CHICAGO, ILLINOIS 60603
      TELEPHONE: (312) 558-5600                CHICAGO, ILLINOIS 60606                TELEPHONE: (312) 782-0600
                                              TELEPHONE: (312) 407-0700

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                           CALCULATION OF FILING FEE

--------------------------------------------------------       --------------------------------------------------------
                 TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE
--------------------------------------------------------       --------------------------------------------------------
                   $1,054,169,664.00                                                 $210,834.00

* Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of all outstanding shares of Urban Shopping Centers, Inc.'s stock at a price per share of $48.00 in cash. As of September 25, 2000, there were issued and outstanding (i) 17,781,018 shares of common stock, par value $.01 per share, (ii) 407,935 shares of unit voting common stock, par value $.01 per share, (iii) 2,999,400 shares of Series A cumulative convertible redeemable preferred stock, par value $.01 per share, and (iv) 773,515 shares of Series B cumulative convertible redeemable preferred stock, par value $.01 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by
Rodamco North America N.V., a company organized under the laws of the Netherlands ("Rodamco NV"), Rodamco North America B.V., a company organized under the laws of the Netherlands and a wholly-owned subsidiary of Rodamco NV ("Rodamco BV"), Hexalon Real Estate, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Rodamco NV ("Hexalon"), Head Acquisition, L.P., a Delaware limited partnership and an indirect wholly-owned subsidiary of Rodamco NV ("Head Acquisition LP"), and Head Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Rodamco NV ("Head Acquisition Corp"). This Schedule TO relates to the third-party tender offer by Head Acquisition LP to purchase all of the issued and outstanding shares of
(i) common stock, par value $.01 (the "Public Common Shares"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated May 5, 1999, as amended, between Urban Shopping Centers, Inc., a Maryland corporation ("Urban"), and First Chicago Trust Company of New York, as Rights Agent, (ii) unit voting common stock, par value $.01 (together with the Public Common Shares, the "Common Shares"), including the associated Rights, (iii) Series A cumulative convertible redeemable preferred stock, par value $.01 per share (the "Series A Preferred Shares"), and (iv) Series B cumulative convertible redeemable preferred stock, par value $.01 per share (together with the Series A Preferred Shares, the "Preferred Shares"; the Common Shares and the Preferred Shares, together, the "Shares") of Urban, at a price per Share of $48.00 net to the seller in cash, without interest thereon, subject to reduction only for any federal backup withholding or stock transfer taxes payable by seller.

    The third-party tender offer described above is made upon the terms and subject to the conditions set forth in Head Acquisition LP's Offer to Purchase dated October 2, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The information set forth in (i) the Confidentiality and Stand-Still Agreement, dated July 6, 2000, between Urban and Rodamco NV, a copy of which is attached hereto as Exhibit (d)(1), (ii) the Agreement and Plan of Merger, dated as of September 25, 2000, by and among Rodamco NV, Hexalon, Head Acquisition LP, Head Acquisition Corp, Urban and Urban Shopping Centers, L.P., an Illinois limited partnership (the "Urban OP"), a copy of which is attached hereto as Exhibit (d)(2), (iii) the Voting Agreement, dated as of September 25, 2000, by and among Rodamco, Hexalon, Head Acquisition LP, Head Acquisition Corp, Urban and the Holders (as defined therein), a copy of which is attached hereto as Exhibit (d)(3), (iv) the Stock Purchase Agreement, dated as of September 25, 2000, by and among JMB Properties Company, Head Management Company Holding, Inc. and Urban Retail Properties Co., a copy of which is attached hereto as Exhibit (d)(4), (v) the form of Third Amended and Restated Agreement of Limited Partnership of the Urban OP by and among Head Acquisition LP, as the General Partner, and the Limited Partners set forth therein, a copy of which is attached hereto as Exhibit (d)(5),(vi) the form of Indemnification and Contest Agreement by and among the Urban OP, Head Acquisition LP, Hexalon and the Indemnitees (as defined therein), a copy of which is attached hereto as Exhibit (d)(6), and (vii) the form of Insurance Agreement by and among Head Acquisition LP, the Urban OP and JMB Insurance Agency Co., a copy of which is attached hereto as Exhibit (d)(7), is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

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ITEM 10.  FINANCIAL STATEMENTS.

Not Applicable.


ITEM 12.  EXHIBITS.

(a)(1)    Offer to Purchase dated October 2, 2000.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Notice of Guaranteed Delivery.
(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
(a)(5)    Form of Letter to Clients for use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees.
(a)(6)    Text of joint press release issued by Rodamco North America
          N.V. and Urban Shopping Centers, Inc. dated September 25,
          2000.
(a)(7)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(8)    Form of summary advertisement.
(b)(1)    Commitment Letter, dated September 25, 2000, among Hexalon
          Real Estate Inc., The Chase Manhattan Bank and Chase
          Securities Inc.
(c)       Not applicable.
(d)(1)    Confidentiality and Stand-Still Agreement, dated July 6,
          2000, between Urban Shopping Centers, Inc. and Rodamco North
          America N.V.
(d)(2)    Agreement and Plan of Merger, dated as of September 25,
          2000, by and among Rodamco North America N.V., Hexalon Real
          Estate, Inc., Head Acquisition, L.P., Head Acquisition
          Corp., Urban Shopping Centers, Inc. and Urban Shopping
          Centers, L.P.
(d)(3) Voting Agreement, dated as of September 25, 2000, by and among Rodamco North America N.V., Hexalon Real
          Estate, Inc., Head Acquisition, L.P., Head Acquisition
          Corp., Urban Shopping Centers, Inc. and the Holders (as defined therein).
(d)(4) Stock Purchase Agreement, dated as of September 25, 2000, by and among JMB Properties Company, Head Management Company
          Holding, Inc. and Urban Retail Properties Co.
(d)(5)    Form of Third Amended and Restated Agreement of Limited
          Partnership of Urban Shopping Centers, L.P. by and among
          Head Acquisition, L.P., as the General Partner, and the
          Limited Partners set forth therein.
(d)(6) Form of Indemnification and Contest Agreement by and among Urban Shopping Centers, L.P., Head Acquisition L.P., Hexalon
          Real Estate, Inc. and the Indemnitees (as defined therein).
(d)(7)    Form of Insurance Agreement by and among Head Acquisition,
          L.P., Urban Shopping Centers, L.P. and JMB Insurance Agency,
          Inc.
(e)       Not applicable.
(f)       Not applicable.
(g)       None.
(h)       None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       RODAMCO NORTH AMERICA N.V.

                                                       By:     /s/ DANIEL S. WEAVER

                                                       Name:   Daniel S. Weaver

                                                       Title:  Managing Director and Chief Financial
                                                               Officer

                                                       Dated:  October 2, 2000

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       RODAMCO NORTH AMERICA B.V.

                                                       BY: RODAMCO NORTH AMERICA N.V.,
                                                          its sole director

                                                       By:     /s/ DANIEL S. WEAVER

                                                       Name:   Daniel S. Weaver

                                                       Title:  Managing Director and Chief Financial
                                                               Officer

                                                       Dated:  October 2, 2000

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       HEXALON REAL ESTATE, INC.

                                                       By:     /s/ DANIEL S. WEAVER

                                                       Name:   Daniel S. Weaver

                                                       Title:  Vice President

                                                       Dated:  October 2, 2000

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       HEAD ACQUISITION, L.P.

                                                       By:     HEXALON REAL ESTATE, INC.,
                                                               its General Partner

                                                       By:     /s/ Daniel S. Weaver

                                                       Name:   Daniel S. Weaver

                                                       Title:  Vice President

                                                       Dated:  October 2, 2000

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       HEAD ACQUISITION CORP.

                                                       By:     /s/ Daniel S. Weaver

                                                       Name:   Daniel S. Weaver

                                                       Title:  Secretary, Treasurer and Vice President

                                                       Dated:  October 2, 2000

                                 EXHIBIT INDEX

     EXHIBIT NO.              DESCRIPTION
---------------------         -----------
(a)(1)                        Offer to Purchase dated October 2, 2000.

(a)(2)                        Form of Letter of Transmittal.

(a)(3)                        Form of Notice of Guaranteed Delivery.

(a)(4)                        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                              Companies and Other Nominees.

(a)(5)                        Form of Letter to Clients for use by Brokers, Dealers,
                              Commercial Banks, Trust Companies and Other Nominees.

(a)(6)                        Text of joint press release issued by Rodamco North America
                              N.V. and Urban Shopping Centers, Inc. dated September 25,
                              2000.

(a)(7)                        Guidelines for Certification of Taxpayer Identification
                              Number on Substitute Form W-9.

(a)(8)                        Form of summary advertisement.

(b)(1)                        Commitment Letter, dated September 25, 2000, among Hexalon
                              Real Estate, Inc., The Chase Manhattan Bank and Chase
                              Securities Inc.

(c)                           Not applicable.

(d)(1)                        Confidentiality and Stand-Still Agreement, dated July 6,
                              2000, between Urban Shopping Centers, Inc. and Rodamco North
                              America N.V.

(d)(2)                        Agreement and Plan of Merger, dated as of September 25,
                              2000, by and among Rodamco North America N.V., Hexalon Real
                              Estate, Inc., Head Acquisition, L.P., Head Acquisition
                              Corp., Urban Shopping Centers, Inc. and Urban Shopping
                              Centers, L.P.

(d)(3)                        Voting Agreement, dated as of September 25, 2000, by and
                              among Rodamco North America N.V., Hexalon Real Estate, Inc.,
                              Head Acquisition, L.P., Head Acquisition Corp., Urban
                              Shopping Centers, Inc. and the Holders (as defined therein).

(d)(4)                        Stock Purchase Agreement, dated as of September 25, 2000, by and among JMB Properties Company, Head Management Company
                              Holding, Inc. and Urban Retail Properties Co.

(d)(5)                        Form of Third Amended and Restated Agreement of Limited
                              Partnership of Urban Shopping Centers, L.P., by and among
                              Head Acquisition, L.P., as the General Partner, and the
                              Limited Partners set forth therein.

(d)(6)                        Form of Indemnification and Contest Agreement by and among
                              Urban Shopping Centers, L.P., Head Acquisition L.P., Hexalon
                              Real Estate, Inc. and the Indemnitees (as defined therein).

(d)(7)                        Form of Insurance Agreement among Head Acquisition, L.P.,
                              Urban Shopping Centers, L.P. and JMB Insurance Agency, Co.

(e)                           Not applicable.

(f)                           Not applicable.

(g)                           None.

(h)                           None.